Patni Computer Systems Ltd.
Akruti, MIDC Cross Road No 21
Andheri (E)
Mumbai – 400 093 India
TEL: +91 22 6693 0500
FAX: +91 22 6693 0211
www.patni.com

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C, 20549

January 16, 2008

Attention:	Kathleen Collins – Accounting Branch Chief
Jennifer Thompson- Staff Accountant
Patrick Gilmore – Staff Accountant
Jay Ingram- Staff Attorney
Barbara Jacobs - Assistant Director

Re:	Patni Computer Systems Limited
Form 20-F for the year ended December 31, 2006
Filed June 29, 2007
Forms 6-K filed February 8, 2007, April 26, 2007, July 26, 2007 and
November 1, 2007
File No. 1-32692
Comment letter dated December 19, 2007

Ladies and Gentlemen:

We express our appreciation for your review of the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Form 20-F”) and Quarterly Reports on Form 6-K for the fiscal quarters ended December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 (the “Form 6-Ks”) of Patni Computer Systems Limited (the “Company”) filed with the Securities and Exchange Commission (the “Commission”). We submit this letter in response to the comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated December 19, 2007.

In this letter, for the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with our response.

Form 20-F FOR THE YEAR ENDED DECEMBER 31, 2006

Item 5 – Operating and Financial Review and Prospects, page 43

1.                                      We note your disclosure of Critical Accounting Policies beginning on page 61.  We also note your statement in Note 18 to your financial statements that the assumed rates for your defined benefit plans have a significant effect on the amounts reported.  Given the fact that the changes in the assumptions used to account for your defined benefit plans could have a significant impact on the calculation of your projected benefit obligation and the funded status of these plans, please tell us how you determined that you did not need to provide a critical accounting policy for these defined benefit plans.  As indicated in Section V of our Release 33-8350, available on our website.sec.gov/rules/interp/33-8350.htm, if reasonably likely changes in your assumptions such as the rate of return on assets or other key assumptions would have a material effect on your financial condition or operating performance, you should disclose this uncertainty and quantify the sensitivity

REGISTERED OFFICE: S-1 A, Irani Market Compound, Yerawada, Pune - 411 006. India. TEL: +91 20 2669 3457 FAX+91 20 2669 3859

of your financial statements to reasonably likely changes in these assumptions.  Also refer to Section II(J) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

We supplementally advise the Staff that we account for, and provide disclosures in respect of, our defined employee benefit plans in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 87 - Employers’ Accounting for Pensions and SFAS No. 132R – Employers’ Disclosures about Pensions and Other Postretirement Benefits’ and as amended by SFAS No. 158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

Net periodic benefit costs in respect of our defined employee benefit plans included in our cost of revenues represented 0.30%, 0.35% and 0.24 % of our cost of revenues for the fiscal years ended 31 December 2004, 2005 and 2006, respectively. Similarly, net periodic benefit costs included in our selling, general and administrative expenses represented 2.96%, 1.63%, and 0.84% of our selling, general and administrative expenses for the fiscal years ended 31 December 2004, 2005 and 2006, respectively. We believe that the net periodic benefit costs of operating our defined benefit plans do not have a material effect on our results of operation or financial condition. We respectfully submit to the Staff that, while any variation in the assumed rates used in measuring our projected benefit obligation (“PBO”) and net periodic benefit costs can have a significant effect on the reported amounts of the PBO and/or net periodic benefit costs, such amounts themselves are immaterial to our financial statements taken as a whole. Accordingly, we concluded that our critical accounting policies need not include our policy relating to our measurement and accounting for our defined employee benefit plans.

Item 15T – Controls and Procedures, page 119

2.                                      We note your disclosure that your principal executive officer and principal financial officer, concluded that the Company’s “disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC”.  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

                                                We respectfully submit to the Staff that as at the end of the period covered by the Form 20-F, we carried out our evaluation of the effectiveness of our disclosure controls and procedures to ensure that information required to be disclosed by the Company in reports that we file under the Exchange Act is reordered, processed, summarized and reported within the time periods specified in rules or forms of the Commission. Such evaluation by our management, including the Chief Executive Officer and Chief Financial Officer, included an assessment as to whether our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. We acknowledge the inadvertent omission of our conclusion on the effectiveness of our controls and procedures over accumulation and communication of information to the management to allow timely decisions regarding required disclosures.  The Company, nevertheless, has a defined procedure that ensures timely communication of information to the management and their principal officers enabling them to formulate appropriate disclosures.

We supplementally advise the Staff that we will include the disclosure as per Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, (as amended) in our future filings of our Annual Report on Form 20-F.

3.                                       We note your restatement for the fiscal year ended December 31, 2005 for incorrect tax calculations and that you have additional tax adjustments in the 2006 fiscal year.  It appears that you had problems in early fiscal 2006 in correctly calculating taxes yet it is not clear whether these problems were fully remedied or how the presence of these problems impacted your certifying officers’ ability to reach an effective conclusion for fiscal 2006.  Please advise.

Our Company provides information technology services to our global clients using a delivery model that requires certain of our employees to work off-shore. We also provide certain onsite development services.  Accordingly, some of our Indian employees were assigned to the U.S. for a period of time, ranging from a few weeks to a few years. These employees were paid their salary and allowances on a net pay basis and the related U.S. taxes were paid directly by the Company (“Net Pay Model”). However, for the purpose of computing appropriate payroll taxes in accordance with Internal Revenue Code and regulations, the Company is required to gross up the salary (“Gross Pay Model”). In certain instances, the Company inadvertently failed to follow such methodology. In addition, there were certain other irregularities concerning allowances, business expenses and state taxes.

As stated in Note 3 to our financial statements for the fiscal year ended December 31, 2005, the restatement of our 2005 financial statements was attributable to adjustments for employment, income tax and related interest and other expenses pertaining to previous years.  During 2006, the Company has implemented certain procedures, policies and measures to prevent the reoccurrence of such matters in the future as detailed below.

•                  Simplification of pay structure to eliminate complexities and errors

Commencing January 1, 2006, the Company changed the compensation model from a Net Pay Model described above, to a Gross Pay Model which is more customary in the U.S.. The tax withholdings are based on W-4 declarations and its state equivalent by each employee. All allowances, whether in cash or in kind, paid to the employees are now subject to payroll taxes based on the related IRS tax code provisions.

•                  Review of tax implication relating to employee compensation

The Company reviewed its HR policies relating to compensation and benefits to ensure that all taxable components an employee is entitled to are clearly identified for tax purposes. Accordingly, relevant changes were made to the internal processes adding controls to ensure that all such taxable compensation and benefits are routed through the Company’s payroll department, to ensure accurate reporting of gross income of employees and to ensure appropriate tax withholding.  Also, the movements of employees are carefully tracked for the purpose of computation of state level employee taxes and to ensure that appropriate changes are carried out on a timely basis.

•                  Employee reimbursements

Similarly, all business expenses, unless supported by receipts and business purposes, are not claimed as business expenses and are instead charged to relevant employees as regular income, subject to withholding tax.

•                  Compliance oversight from Management

A formal compliance report is submitted quarterly to the Company’s senior management by regional heads to address the status of compliance under various statutes that are relevant to the Company, including the status of tax returns, due dates and dates of filing. This is reviewed by the General Counsel of the Company. This process ensures a timely management oversight for the timely filing of tax returns and other statutory filings.

•                  Improvements regarding corporate taxes

Please see our responses to Item 7 related to the Company’s additional income tax adjustments.  In 2006, the Company undertook, with its advisors and tax lawyers, a detailed study to ensure that tax positions taken by the Company are appropriate and that there is appropriate documentation to adequately reflect such tax positions.  Additionally, the Company has strengthened the internal review processes in each location and at the corporate headquarters level to satisfy that appropriate provisions are followed for establishing tax accruals.

The Company believes that, with the introduction of these steps, it has a reasonable basis to conclude that its internal processes are adequate to correctly provide for taxes and that the provisions for taxes with respect to fiscal 2006 and prior years (including years currently under audit) are fairly stated.

We respectfully submit to the Staff that the Company has taken due and diligent care before the conclusion of fiscal 2006 to remedy the problems associated with our prior years by instituting adequate measures as discussed above, thereby enabling the certifying officers to reach an effective conclusion for 2006.

Item 19 – Exhibits, page 122

4.                                      As appropriate, please incorporate by reference, or file, the August 3, 2006 new master information technology services agreement with General Electric.  See Item 101(b)(10)(ii)(B) of Regulation S-K.

As requested by the Staff, we will file as an exhibit the master information technology services agreement dated August 3, 2006 with General Electric as an amendment to our Form 20-F for the year ended December 31, 2006.

Financial Statements for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, Page F-2

5.                                      Please amend your Form 20-F to include a signed accountants’ report.  Refer to the Instructions to Item 8.A.2 of Form 20-F and Article 2-02 of Regulation S-X.

We respectfully acknowledge the inadvertent omission to include a signed accountants’ report. We will file an amended 20-F to include the signed accountants report.

Note 4 – Investments, page F-18

6.                                      We note your disclosures here and in Note 2 concerning your available-for-sale investments and have the following comments:

a.               We read in Note 2.1.12 that your available-for-sale investments consist of units of mutual funds.  However, it appears from Note 4 that approximately 40% of your available-for-sale investments at December 31, 2006 were “other investments” that are not mutual fund units.  Please clarify and tell us what consideration you gave to disclosing, what is represented by these other investments.

We respectfully submit to the Staff that our Company invests in units of mutual funds either in ‘open ended’ schemes or in ‘fixed maturity plans’. While the investments in ‘open ended’ mutual fund units can be sold any time without exit fees, the investments in units of ‘fixed maturity plan’ can be sold subject to an exit fee. The exit fees are levied generally to discourage frequent sales of investments in units of a ‘fixed maturity plan’. While we have categorized our investments in units of ‘open ended’ mutual fund schemes as ‘Mutual Fund Units’ in Note 4 to our consolidated financial statements included in Form 20-F, we have included our investments in units of ‘fixed maturity plans’ under ‘Other Investments’ in Note 4 to our consolidated financial statements. We respectfully advise the Staff that consistent with our disclosure in Note 2.1.12, ‘Other Investments’ consist of our investments in units of mutual funds under ‘fixed maturity plans’ and we will use more descriptive captions in our future filings to clarify the nature of our other investments classified as ‘available for sale’ under SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities.

b.              We read in Note 2.1.13 that your available-for-sale securities are carried at fair market value.  Please clarify and tell us what consideration you gave to disclosing, how you determine fair market value for your available-for-sale securities.  In this regard, given that your available-for-sale securities comprised approximately 38% of your total assets at December 31, 2006, if fair market value is determined using a method other than quoted market price, such that determination of fair market value involves management’s judgment, it appears it would be appropriate to address the uncertainties involved in valuing these securities in a Critical Accounting Policy within MD&A.

As stated in Note 2.1.13, our investments classified as ‘available for sale’ are carried at fair value. The fair values represent either the quoted market prices for the investments at balance sheet date where available or Net Asset Value (“NAV”) as stated by the issuers of these mutual fund units in the published statements.  NAVs represents the price at which the issuer will issue further units in the mutual fund and the price at which the issuer will redeem such units from the investors. Accordingly, such NAV are analogous to fair market value with respect to these investments as transactions of these mutual funds are carried out at such prices between investors and the issuers of these units of mutual funds. We hereby undertake to provide expanded disclosures in respect of the determination of fair value in the financial statements in respect of our investments in such units of mutual funds in our future filings.

Note 10 – Change in Estimate, page F-22

7.                                      We note your disclosures concerning your taxes here and in Note 17 and have the following comments:

a.              We read that in connection with your 2006 settlement with the IRS, you restated your 2003 and 2004 financial statements for errors in your computations.  We assume that you are referring to the restatements seen in your December 31, 2005 Form 20-F.  Please explain to us in more detail what you mean by errors in your computations, and also explain to us how you determined that it was appropriate to restate your prior financial statements for these errors.

In June 2006, the Company reached a settlement with the IRS for the fiscal years ended December 31, 2001 and 2002 for the Company’s U.S. subsidiary, Patni Americas Inc (formerly called Patni Computer Systems, Inc)., and for the fiscal years ended 2001 and 2002 for the U.S. branch of the Company. The settlement covering federal and state taxes, interest and penalty amounted to approximately U.S. $25 million.

A key issue emerged out of the IRS examination related to the non-filing of corporate income tax returns of the U.S. branch of the Company for the years ended 31 March 2002 and 2003. For IRS purposes, if a branch of a foreign corporation does not file its income tax return within 18 months of the original due date of filing such return, deductions for all expenses relating to the branch for that year would be disallowed.

During the course of the IRS examination, the IRS agent brought to our attention that the IRS did not have any record that the U.S. corporation income tax returns for the fiscal years ended March 31, 2002 and 2003 of the U.S. branch of the Company were filed. Likewise, the Company could not provide evidence that the returns were timely filed.  Accordingly, the IRS sought to disallow all of the deductions on the branch income tax return and assessed additional tax obligations of U.S. $15.2 million for 2001 and 2002.

We concluded that the tax exposures that directly resulted because of disallowance of expenses due to delinquency in our tax return filings should be attributed to errors that required a restatement of our financial statements for prior years. Accordingly, the financial statements for our fiscal years ended 31 December 2003 and 2004 were restated because of these errors as these were the years in which the specified time limit of 18 months had expired for the filing of our corporation tax returns for the Company’s U.S. branch for the fiscal years ended 31 March 2002 and 31 March 2003, respectively.

Accordingly the Company disclosed, in its 2005 financial statements (note 3.1.2) that it was unable to substantiate that the tax returns were filed within 18 months and the related effects resulted in the restatements.

b.              We read that in connection with your 2006 settlement with the IRS, you also revised your estimates with those elements of the settlement that represented a change in estimates.  Please explain to us in more detail what you mean by elements of the settlement that represented a change in estimates.  Your response should address why the settlement caused a change in your estimates, which estimates changed, and how those estimates changed.  Also tell us what consideration you gave to explaining this in more detail to your readers.

During the tax examination with respect to the fiscal years ended December 31, 2001 and 2002 for Patni Computer Systems Inc. and for the fiscal years ended 31 March 2001 and 2002 for the U.S. branch of the Company., the IRS raised several issues.  These issues related to employment taxes, branch expense allocation, travel expense substantiation and transfer pricing.  The employment tax issues pertained to taxability of certain employee compensation and expense reimbursements. Many of the tax issues were not concluded during the examination due to the complete disallowance of deductions for the branch expenses as described above.  However, we gained an insight into the views that are considered by the IRS on these issues.  Therefore, in connection with the June 2006 settlement with the IRS, we reviewed the adequacy and sufficiency of the previously established tax exposure reserves for various income tax matters, including interest and penalties.  Based on the information we received from the IRS as part of their audit and based on our review, we revised our estimates for the tax exposure reserves that were previously not restated in our 2005 filing. We believe that these revisions to our previously established tax exposure reserves represented a revision to our previous reserve estimates, and accordingly, such amounts should be recorded as part of the statement of income for the Company’s fiscal year ended December 31, 2006 as a change in estimate.

We provided the components of these changes in estimates in note 10 to the 2006 financial statements such that readers can understand the impact of the change in estimate on the Company’s statement of income for the year ended December 31, 2006.

c.               Based on your disclosures in Note 10, Note 17.1.7 and on page 51, it appears that the change in estimates recorded in your 2006 financial statements relates to your taxes for years prior to 2006.  Please explain to us how you determined that it was appropriate to account for these revisions as a change in estimate recorded in your 2006 financial statements.  Your response should also explain how the nature of these revisions differs from the revisions that resulted in a restatement in your 2005 Form 20-F, such that these revisions should not also result in a restatement of prior years.

Please refer to our responses to ‘a’ and ‘b’ above.  As discussed above, restatements to our 2003 and 2004 financial statements relate to correction of error for additional tax liability arising from the delinquency in our U.S. corporation income tax returns filings during the required 18 month period.

The changes in estimates relate to revision to our previously established tax exposure reserves for fiscal years 2001-2005 based on a review of the adequacy and sufficiency of such reserves in light of the insight that was gained in connection with the June 2006 settlement with the IRS relating to fiscal years 2001 and 2002.

d.              Please quantify for us the amount of year 2006 change in estimate that relates to each of your prior years.  Also tell us how you determined that you did not need to disclose this information to your readers, as it is unclear that the information in Note 17 or your MD&A analysis of results would be meaningful without this disclosure allowing readers to adjust the prior years’ information that is currently presented.

The respective annual amounts shown as “Change to prior year estimates” as appearing in note 17.1.7 (as reduced by U.S. $ 472,815, which is not associated with the June 2006 settlement) is provided below:

2001	2002	2003	2004	2005	In U.S. $ Total
$2,456,202	$2,065,745	$2,534,372	$10,477,291	$9,395,310	$26,928,920

Considering the fact that the above amount of U.S. $26.9 million represents a current year charge, the Company did not consider the need to provide a yearly break-down in Note 17 or in MD&A. Instead, we considered that our disclosures as set out in Note 10, which detail the change in estimate by category were more appropriate and relevant under the given circumstances.

e.               We read on page 51 that your change in estimate resulted in an additional charge of $14.1 million in your 2006 financial statements.  Please reconcile this amount to the $27.4 million change to prior year estimates seen in Note 17.1.7 and tell us how you considered clarifying this matter to your readers.

We supplementally submit the following reconciliation, as requested:

US $
Changes to prior year estimates (Note 17.1.7)	27,401,735
Less: Change in estimate not associated with June 2006 settlement (see i)	(472,815)
Increase in income taxes - current (Note 10)	26,928,920
Reduction of accrual for payroll taxes (Note 10)	(9,041,958)
Increase in other expenses (Note 10)	(3,743,032)
Additional charge resulting from the settlement (Page 51)	14,143,930
Reconciliation with Note 10:
Other items presented in Note 10 (see ii)
Increase in interest expense	2,600,608
Increase in income taxes - deferred	3,421,312
Change in estimate (Note 10)	20,165,850

i                     Represents additional corporate income tax provision related to Japan and India - not related to June 2006 settlement

ii                  Not considered for discussion in MD&A - page 51, which discussion relates to taxes (current).

In the event a reader would like to relate the figure appearing in page 51 (U.S. $14.1 million) which relates to “Taxes” (i.e. including payroll taxes and other expenses — tax related) to the figure appearing in Note 17.1.7 (U.S. $27.4 million) which relates to income taxes only, we believe that Note 10, which provides the information pertaining to payroll taxes and other expense as indicated above, provides the required information.

f.                  We read on page 51 that your total income tax liability for the year ended December 31, 2006 was $47.7 million, of which $30.3 million resulted from the reassessment of your payroll and corporate tax obligations for your international operations.  Please tell us where this $47.7 million liability is classified on your balance sheet, and tell us how you considered clarifying this matter to your readers.  In this regards, we note that the sum of your liabilities for income taxes payable and deferred income taxes as seen on the face of your balance sheet is only $27.1 million.  Also reconcile the $30.3 million resulting from reassessment of your international taxes with the $27.4 million change to prior year estimates seen in Note 17.1.7, and tell us how you considered clarifying this matter to your readers.

We respectfully inform the Staff that as stated on page 51, U.S. $47.7 million represents the total income tax liability for the year ended December 31, 2006, i.e., the reported income tax expenses as presented in Note 17.1.7.

As requested by the Staff, reconciliation is provided below with respect to provision relating to reassessment of our payroll and corporate tax obligations for our international operations:

US$
Changes to prior year estimates (Note 17.1.7)	27,401,735
Less: Change in estimate not associated with June 2006 settlement (see response to comment 7e)	(472,815)
26,928,920
Increase in income taxes - deferred (Note 10)	3,421,312
30,350,232

We supplementally inform the Staff that “Increase in income taxes – deferred” represents the tax effect on reduction of accrual for payroll taxes, increase in interest expense and increase in other expense, as appearing under Note 10.

g.              We read on page 51 that the IRS review for 2003 and 2004 is still in progress.  We also note your reference in Note 24 to certain other income tax related legal proceedings that are pending against you.  Please update us on the status of your IRS audits and any tax related pending legal proceedings, including whether you expect to record any further corrections to your prior years’ taxes in your upcoming 2007 Form 20-F.-.

We respectfully submit to the Staff the status of the key tax issues below:

1.               In December 2006, the Company received a demand from the Indian Income Tax department of approximately Rs 630.17 million, including an interest demand of approximately Rs 186.58 million (U.S. $15,990,012 including an interest demand of approximately U.S. $4,734,311) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by our various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance. One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until December 31, 2007, the Company has deposited a sum of Rs 269.17 million (U.S. $6,829,927) in installments. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management believes that the disallowance is not tenable and management therefore is confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.  Currently, the matter is at the hearing stage. In December 2007, the Company received another demand, of Rs. 242.49 million inclusive of interest (U.S. $ 6.15 million.) for the assessment year (AY) 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In the opinion of management, and based on advice received, the demand is not tenable against the Company and will be challenged by way of an appeal with the appellate authority. For the purposes of expressing the US $ amounts in this response, we have used the current exchange rate of Indian Rupees 39.41= 1 US $ prevailing as of 31 December 2007.

2                  The IRS audit of the Company and its subsidiary Patni Americas Inc (formerly called Patni Computer Systems, Inc) for the years 2003 and 2004 are still at a preliminary stage and the IRS has yet to present its list of findings for these years. However, the Company believes that the tax liabilities that might arise from the ongoing IRS assessment have been estimated to the best of its knowledge and available information.

3.               The IRS is also presently auditing Patni Telecom Solutions Inc, a subsidiary of Patni Americas Inc (formerly Patni Computer Systems Inc), for the period July 2003 to December 2005. The audit is at a preliminary stage and the Company has yet not received information from IRS on any items and or adjustments. Based on the status of the audit at this stage the Company does not expect any material adjustments to arise as a result of this audit.

Note 16 – Employee stock compensation plans, page F-26

8.                                      We note that you adopted SFAS 123R on January 1, 2006 and that your current disclosures do not appear to provide all of the disclosures required by SFAS 123R.  Please tell us your consideration for the disclosure requirements included in paragraphs A240-242 of SFAS 123(R).

We evaluated the disclosure requirements of paragraphs A240-242 of SFAS 123R – Share Based Payments with the disclosures we made in the Company’s Form 20-F in note 2.1.27 and note 16 in our consolidated financial statements for the year ended December 31, 2006. We inadvertently omitted the following disclosures:

As of December 31, 2006, the unamortized compensation cost relating to the non-vested awards under the plan was US $ 6,437,124 and the weighted average amortization period was 26 months.  The weighted average volatility for the years 2004, 2005 and 2006 was 43.79%, 35.41% and 37.96%, respectively and the weighted average dividend yield for the years 2004, 2005 and 2006 was 0.71%, 0.54% and 0.61%, respectively.  The method used to estimate the expected term of the instruments in our option valuation model is the ‘Simplified Method’ as per SAB 107.

The aggregate intrinsic value of options exercised during the years 2004, 2005 and 2006 was US $ 938,375, US $ 2,914,354 and US $ 2,420,290, respectively and the aggregate fair value of options vested during the years 2004, 2005 and 2006 was US $178,858, US $ 1,750,742 and US $ 2,534,827, respectively.  As of December 31, 2006 the options outstanding under the plan had an intrinsic value of US $ 13,235,201 and the options exercisable under the plan had an intrinsic value of US $ 6,566,550.

We respectfully inform the Staff that we will ensure that all disclosures as required by SFAS 123R – Share Based Payments are appropriately made in all of our future filings of financial statements with the Commission, including the financial statements to be included in our Annual Report on Form 20-F for the year ended December 31, 2007.

FORMS 6-K FILED FEBRUARY 8, 2007, APRIL 26, 2007, JULY 26, 2007 AND NOVEMEBR 1, 2007

9.                                      We note your discussion of annual and quarterly results in your Forms 6-K.  It appears that these filings present certain non-GAAP measures, such as various measures of profit excluding the impact of foreign exchange, measures of profit excluding one time charges, and measures of profit and earnings per share excluding certain provisions.  Please explain to us how you determined that your disclosures comply with the guidance concerning non-GAAP measures in Regulation G.

We respectfully submit to the Staff that the Company presented various measures of profit excluding the impact of foreign exchange, one time charges and measures of profit and earnings per share excluding certain provisions to enable its investors to perform a meaningful comparison of the operating performance of the Company. The Company presented these non-GAAP measures as additional information, and not as a substitute for GAAP measures. Given the unique and/or non-recurring nature of these items, the Company believes that presenting certain results without these items was more representative of the Company’s operational performance and provided additional insight into, and clarified the basis for, historical and/or future performance. The specific events and the underlying rationale for presentation of the non-GAAP measures are further discussed below:

Provisions for IRS and Department of Labor Reviews:

During the quarter ended June 30, 2006, the Company made additional provisions resulting from reviews of the Company’s U.S. operations by the Internal Revenue Service and the

Department of Labor, which resulted in an increase in the Company’s gross profit and operating income of approximately U.S. $7.0 million and a decrease in net income of approximately U.S. $19.9 million.  The Company’s presentation of its 2006 results reflected these provisions.  The Company also presented as supplemental information its results excluding these one-time provisions, to avoid subsequent quarters’ net income results appearing to be unduly positive as compared with the second quarter of 2006.  The Company believes that investors could have been misled if these exclusions had also not been presented.

The Company presented reconciliations with most directly comparable financial measures calculated and presented in accordance with GAAP for 2006 (as included in the Form 6-K dated February 8, 2007) and for the second quarter ended June 30, 2007 (as included in the Form 6-K dated July 26, 2007).  We do note, however, that while the Company presented only the non-GAAP year-to-year information in the summary presentation set forth in its press release dated July 26, 2007, a full reconciliation was presented in the financial results table accompanying this press release.

Foreign Exchange Gains:

In the Company’s 2007 quarterly earnings presentations, the Company presented as supplemental information exclusions for foreign exchange gains that it had realized during such period.   In 2007 the Indian rupee was extremely volatile and appreciated significantly against the U.S. $ throughout the year.  This resulted in significant changes in the operating results of various companies in the same industry as the Company, depending on the particular foreign exchange hedging positions of each company.  Several of the Company’s major competitors suffered foreign exchange losses.  In contrast, the Company made foreign exchange gains throughout the year.  The Company believes that providing supplemental information excluding foreign exchange and hedging gains allows investors to view the Company’s business results without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons of the Company’s business performance. The Company believes that investors may have been misled if the performance results excluding these gains were not also presented.

Charge for Directors’ Severance:

In the quarter ended September 30, 2007, the Company made a one-time charge of approximately U.S. $2.2 million relating to severance payments paid to two directors whose services were terminated.  Due to the unique circumstances of this charge, the Company presented supplemental information to exclude this non-recurring charge, in addition to its results under GAAP.   The Company believes that this one-time charge does not reflect the Company’s continuing business results and hence presentation of such information was considered to be meaningful for investors.

The Company respectfully notes the Staff’s comment. Prospectively, if we present such non-GAAP measures for the benefit of our investors, we will also provide the reconciliation with comparable GAAP financial measures to comply with the guidance concerning non-GAAP measures in accordance with Regulation G.

In connection with our response we acknowledge that:

•                  the information provided in response to the Staff’s comments has been supplied by the Company, which is responsible for the adequacy and accuracy of the information as well as the disclosure in the filing;

•                  Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments, please do not hesitate to contact me at +1 408 838 6717 or our outside counsel, Hogan & Hartson LLP, attention Marcia Wiss (tel: 202-637-5429) or Peter Kohl (tel: 011-44-207-367-0253).

Sincerely,

/s/ Surjeet Singh
Chief Financial Officer

cc:	Albert Aboody
Balasubramanian Sundaresan
Peter Kohl
Marcia Wiss